Exhibit 10.14

Date: March 11, 2003

Messrs.
Bank Hapoalim Ltd.

Dear Sirs,

Re: Undertaking

As we received and/or about to receive credits and other banking services from you and as we signed and/or will sign undertakings and guarantees to secure the debts and obligations of other entities to you;

Therefore, we hereby undertake to you that as long as we do not repay our debts and liabilities to you, the following will apply:

1.	The total of our short-term credit from banks (including discounts in an amount not exceeding $ 10,000,000 (ten million US dollars), guarantees and balance sheet and off balance sheet liabilities) will not exceed $ 19,000,000 (nineteen million US dollars) of which the said short-term credit to be provided to us or to our subsidiaries by banks abroad will not exceed $ 1,600,000 (one million six hundred US dollars). It is hereby clarified that we will be entitled to borrow additional credit to the aforementioned amount up to an amount of $ 3,000,000 (three million US dollars) not from banks.

2.	On the repayment by us of any credit from any of the banks, we will repay to you at the same time credit that you provided us in an amount equal to the ratio between the amount paid to that bank and the total liabilities to that bank multiplied by the total debts and liabilities to you.

3.	At any time whatsoever and as long as we have not repaid the above credit to you, we will maintain the financial ratios detailed below as appear in our financial statements for each quarter:

a.	Tangible shareholders equity —

1.	In each of the quarters of 2003 — will not be less than the amount of $20,000,000 (twenty million US dollars) and not less than 20% of the total balance sheet.

2.	In 2004 — not less than $ 22,000,000 (twenty two million US dollars) and not less than 24% of the total balance sheet.

3.	In 2005 — not less than $ 27,000,000 (twenty seven million US dollars) and not less than 27% of the total balance sheet.

For this purpose, tangible shareholders’ equity means — total issued and paid-up share capital plus capital reserves and retained earnings less non-tangible assets (such as goodwill, copyrights, etc.).
Should we raise capital in any way whatsoever, the above ratios will be amended in such a way that the amount of the capital raised will be added to the amount of tangible shareholders’ equity.

b.	The EBITDA will not be less than the following:
In 2003 — ($ 400,000) (a negative amount) for the first quarter, for the second quarter an aggregate amount of $ 200,000, for the third quarter an aggregate amount of $ 1,300,000, for the fourth quarter an aggregate amount of $ 3,400,000 in 2003.
In 2004 — $ 7,000,000.
In 2005 — $ 10,000,000.

c.	Total short-term credit provided to us by you and by third parties will not exceed 70% of our total receivables for a period of up to 180 days, less provisions.

d.	The cash balances will not be less at the end of each quarter than an amount of $9,000,000 (nine million US dollars).

e.	We will provide you quarterly and annual financial statements in the form and at the times as required by laws imposed on us, including according to the provisions of the securities laws prevailing in the United States of America.

Moreover, we will provide you, within 45 days from the end of every quarter, a detailed reports of our debts and liabilities to banks, the balance of cash on hand, the balance of inventories according to the different types, the balance and age of our receivables and total sales, and within 14 days from the end of every month a report that details the total of our debts and liabilities to banks and the cash balances for the past month.
These reports will be forwarded to you for every company separately, i.e. for us and for each of our subsidiaries.

The terms mentioned above will be interpreted according to generally accepted accounting principles.

4.	All the collateral and undertakings that we and/or our subsidiaries created in your favor will serve to secure the repayment of our debts and liabilities to you.

5.	We will issue you an option for the acquisition of 140,000 of our shares at an exercise price of $ 0.34 (34 cents) per share. The options and registration rights for the shares, resulting from the conversion of the options, will be arranged in a registration of rights agreement in the form identical to the previous registration rights agreement.

6.	We know that if we violate our above undertakings, you will be entitled to use all means against us that you deem appropriate, including demanding immediate repayment of all our debts and liabilities to you, and this in addition to any other remedy and/or relief you are entitled to in accordance with the various documents that we signed and/or will sign in your favor.

7.	These undertakings are irrevocable and we will not be entitled to cancel and/or change them without receiving your prior written consent.

8.	The aforesaid will not derogate, but add, to the other undertakings to you in accordance with the various documents that we signed and/or will sign in your favor.

Yours sincerely, ( -- ) ( -- ) ___________________ Nur Macroprinters Ltd.